Exhibit 99.1

Company Contacts:	Investor Relations Contacts:
Genetic Technologies Limited	Lippert/Heilshorn & Associates
Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com
Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com 212-838-3777
tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com 310-691-7100
www.gtg.com.au	www.lhai.com

GTG EXPANDS ITS LICENSING PROGRAM IN USA

MELBOURNE, Australia - Monday, March 27, 2006 - Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to announce it has appointed the US law firm of Dickstein Shapiro Morin & Oshinsky LLP to help further expand the GTG licensing program, particularly focusing on the east coast biotech corridor, in USA.

As previously reported, GTG is now pro-actively expanding the licensing program for its non-coding patents in Australia, North America, Europe and Asia. This latest appointment follows recent announcements that GTG has appointed the Californian-based licensing firm of PatentBridge LLC to help expand this licensing program in the west coast of the USA, and the London-based firm of SJ Berwin to help expand this program in UK and Europe. GTG may make additional appointments to this global program, as appropriate.

About the GTG non-coding patents. The GTG non-coding patents are relevant to the current and intended activities of many biotechnology companies and research teams world-wide. The patents fall into two families – non-coding analysis and non-coding mapping, and the patents are issued in all 24 countries in which they were originally filed. GTG has successfully settled six legal challenges to the patents on terms favourable to GTG, and GTG is now focussed on maximizing its licensing opportunities during the next 10 years, before these patents expire. GTG has so far approved 30 licenses to these patents, 25 of them to commercial entities, for a total consideration of approximately A$53 million. GTG has meanwhile identified numerous additional parties who would benefit from a license to the GTG non-coding patents. Accordingly, GTG continues to apply increasing resources to this global out-licensing program.

About Dickstein Shapiro Morin & Oshinsky LLP. Dickstein Shapiro Morin & Oshinsky LLP was founded in 1953 and is a multi-service law firm with more than 375 attorneys, based in Washington DC, New York City and Los Angeles. The Firm’s clients include more than 100 of the Fortune 500 companies, start-up ventures and entrepreneurs, multinational corporations and leading financial institutions, charitable organizations and government officials in high-profile investigations. The five core practice groups – Corporate & Finance, Energy, Intellectual Property, Litigation and Dispute Resolution, and Public Policy and Law – involve the Firm in virtually every major form of counselling, litigation, and advocacy. For additional information, please visit dicksteinshapiro.com.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-

pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

# # #

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia